Provident Energy Announces December Cash Distribution and
Provides an Update on Canadian Government's Announcement Pertaining to
Foreign Ownership of Income Trusts

NEWS RELEASE NUMBER 32-04                                                                December 7, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its December cash distribution will be CDN$0.12 per unit payable on January 14, 2005. December's distribution is consistent with the distribution paid to unitholders since November 2003.

December distributions will be paid to unitholders of record on December 20, 2004. The ex-distribution date will be December 16, 2004. For unitholders receiving their distribution in U.S. funds, the December 2004 cash distribution will be approximately US$0.10 based on an exchange rate of .8285. The actual U.S. dollar distribution will depend on the Bank of Canada Canadian/U.S. dollar exchange rate at noon on the payment date and will be subject to applicable withholding taxes.

For unitholders resident in Canada and the United States, the tax treatment for the 2004 distributions will be announced early in 2005.

On December 6, 2004, Canada's Minister of Finance tabled a Notice of Ways and Means Motion to Implement Budget 2004 Measures (the Notice). The Notice does not include restrictions upon foreign ownership of mutual fund trusts as was previously proposed in draft legislation on September 16, 2004. Provident and the Canadian Association of Income Funds (CAIF) are pleased with the Canadian Government's decision to suspend proposed amendments pertaining to foreign ownership of income trusts. We believe the government's decision to pursue a consultative process on the matter of tax treatment of non-residents investing in resource property through mutual funds is the appropriate course of action and we look forward to continuing our dialogue with the Government.

Under the terms of the Notice however, non-resident taxable and tax-exempt accounts will have tax withheld by the Canadian Government on their entire distribution, including the return of capital and return on capital portion. If passed as drafted, the Notice will be effective January 1, 2005 and will apply to distributions paid in 2005. Provident recommends unitholders seek advice from their personal tax counsels for more specific information.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com